February 13, 2002 Management's Assertion As of and for the year ended December 31, 2001, Lend Lease Asset Management, L.P. (the "Partnership") complied in all material respects with the minimum servicing standards set forth in the Mortgage Bankers Association of America!s Uniform Single 4ttestation Programfor Mortgage Bankers set forth in Appendix A, to the extent such standards were applicable to the special servicing performed by the Partnership. A list of portfolios covered by this representation is included in Appendix B. As of and for this same period, Lend Lease Asset Management, L.P. had in effect a fidelity bond and errors and omissions policy in the amount of $25,000,000.